

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2015

Via-Email
Matias I. Gaivironsky
Chief Financial Officer
Cresud Inc.
Moreno 877 24th Floor
Buenos Aires, Argentina

  Re: **Cresud Inc.**
     Form 20-F
     Filed on October 31, 2014
     File No. 001-29190

Dear Mr. Gaivironsky:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended June 30, 2014

Item 5. Operating financial review and prospects, page 104

A. Consolidated Operating Results, page 104

1) We refer you to comment 5 in our comment letter dated March 28, 2014 and your response to that comment in your response letter dated April 30, 2014. Your response indicates that your management evaluates the changes in your same store and non-same store operating results for your shopping centers and office rental portfolio and that you will include disclosure in future Exchange Act reports. We are unable to locate responsive disclosure. Please advise.

Fiscal year ended June 30, 2014 to fiscal year ended June 30, 2013, page 125

2) We note your discussion of the drivers for increases or decreases in financial statement line items caused by your operating segments that gave rise to the overall increase or decrease for your Agricultural business reportable segment. Please include similar information for the operating segments of the Urban Properties and Investment reportable segment in future filings. Refer to Item 5 of Form 20-F.

F. Tabular Disclosure of Contractual Obligations, page 175

3) We note your disclosure on page F-131 that you have Ps. 234 million in contractual obligations related to Arcos del Gourmet S.A. Please tell us if this amount is reflected in your Contractual Obligations table. To the extent that it is not reflected, please tell us how you determined it was not necessary to include this obligation.

4) We note your disclosure on page F-65 that you are committed to make one or more tender offers for acquiring shares in IDBD for a total amount of NIS 512.09 million. Please tell us if this amount is reflected in your Contractual Obligations table. To the extent that it is not reflected, please tell us how you determined it was not necessary to include this commitment.

Financial Statements

2. Summary of significant accounting policies, page F-13

2.27 Revenue Recognition, page F-54

Development and sale property activities of the Group, page F-58

5) We note your disclosure on page F-58 that the in-kind receivable is recognized as trading property in the consolidated financial statements and your disclosure on page 105 that it is classified as property held for sale. We also note the company's disclosure on pages F-39 and F-161 related to intangible assets of units to be received under barters. Please clarify for us how you classify the in-kind receivables exchanged in the barter transactions. If applicable, please confirm that you will revise your disclosure in future periodic filings for consistency.

6. Segment information, page F-114

6) Please tell us how the amount of total assets per the table on page F-130 reconciles to the Consolidated Statements of Financial Position. Please refer to paragraph 28 of IFRS 8.

<u>14. Biological Assets, page F-162</u>

7) We note that a portion of your 'Initial recognition and changes in fair value of biological assets' is due to biological assets with a production cycle of more than one year. Please tell us what consideration you gave to providing separate disclosure of physical and price changes for biological assets with a production cycle of more than one year. Please refer to paragraph 51 of IAS 41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Staff Attorney at (202) 551-3215 or Erin Martin, Senior Counsel at (202) 551-3391 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant